Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 9 August 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the second tranche of the common share buyback program announced on 1 July 2019 (“Second Tranche”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

	MTA
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
31/07/2019	7,466	144.6826	1,080,200.29
01/08/2019	2,072	146.4713	303,488.53
02/08/2019	38,844	144.0283	5,594,635.29
05/08/2019	27,558	141.4004	3,896,712.22
06/08/2019	16,000	140.1838	2,242,940.80
07/08/2019	16,697	139.2629	2,325,272.64
08/08/2019	3,800	140.7915	535,007.70
Total	112,437	142.1085	15,978,257.47

Since the announcement of the Second Tranche of the buyback program dated 1 July 2019 till 8 August 2019, the total invested consideration has been Euro 57,002,421.24 for No. 388,813 common shares purchased on the MTA resulting in total No. 7,365,847 common shares held in treasury as of 8 August 2019. As of the same date, the Company held 2.86% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further Information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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